EXHIBIT 21.1

SUBSIDIARIES OF AMERICAN CARESOURCE HOLDINGS, INC.

Name	Place of Organization
Ancillary Care Services, Inc.	Delaware
ACSH Urgent Care Holdings, LLC	Delaware
ACSH Primary Care Holdings, LLC	Delaware